Appendix A
to the Operating Expenses Limitation Agreement

(as amended on October 20, 2014 and effective as to the Orinda SkyView Multi-Manager Hedged Equity Fund and Orinda SkyView Macro Opportunities Fund)

Effective October 20, 2014
Fund and Share Class	Operating Expense Limit
Orinda SkyView Multi-Manager Hedged Equity Fund
Class A	2.45% of average daily net assets
Class I	2.15% of average daily net assets
Orinda SkyView Macro Opportunities Fund
Class A	2.55% of average daily net assets
Class I	2.25% of average daily net assets
Orinda Income Opportunities Fund
Class A	1.90% of average daily net assets
Class I	1.60% of average daily net assets
Class D	2.65% of average daily net assets

ADVISORS SERIES TRUST		ORINDA ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By:	/s/ Douglas G. Hess	By:	/s/ Craig M. Kirkpatrick
Name:	Douglas G. Hess	Name:	Craig M. Kirkpatrick
Title:	President	Title:	President